Exhibit 99.7

RNS Number:4196J
Wolseley PLC
25 September 2006

NEWS RELEASE
25 September 2006

Wolseley plc

Wolseley plc announces the completion of the acquisition of DT Group

Wolseley announced on 24 July 2006 that it had signed an agreement, conditional only upon regulatory approval, to acquire DT Group (formerly known as Danske Traelast). The offer has been approved by the Commission of the European Communities and completion subsequently took place on 25 September 2006.

Enquiries:

Investors/Analysts:

Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187

John English	001 513 771 9000
Director, Investor Relations North America	001 513 328 4900

Press:

Penny Studholme	0118 929 8886
Director of Corporate Communications	07860 553834

Brunswick	020 7404 5959
Andrew Fenwick
Nina Coad

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2006 were approximately £14.2 billion and operating profit, before amortisation of acquired intangibles, was £882 million. Wolseley has more than 79,000 employees operating in 22 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, San Marino, Puerto Rico, Panama, Trinidad & Tobago and Mexico. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company. No statement in this announcement is intended to be a profit forecast or to imply that the earnings per share of Wolseley for the current or future financial years will necessarily match or exceed the historical or published earnings of Wolseley.

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